

ANGLO
AMERICAN



05008320

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

13 May, 2005

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAY 2 0 2005
WASH. D.C. 202 SECTION

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Directors' Interests dated 13 May 2005.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

PROCESSED
MAY 25 2005
THOMSON
FINANCIAL

K:\Min\Compsec\SEC\announce let to SEC.doc

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 52,439,693 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
09 May 2005	0
10 May 2005	25,253
11 May 2005	26,000
12 May 2005	9,000

The Company was advised of these transactions on 13 May 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

A J Trahar

S R Thompson

G A Wilkinson
Deputy Secretary
13 May 2005


SEC MAIL PROCESSING
RECEIVED
MAY 2 0 2005
WASH, D.C. 202 SECTION

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 52,439,693 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
09 May 2005	0
10 May 2005	25,253
11 May 2005	26,000
12 May 2005	9,000

The Company was advised of these transactions on 13 May 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

A J Trahar

S R Thompson

G A Wilkinson
Deputy Secretary
13 May 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 52,439,693 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
09 May 2005	0
10 May 2005	25,253
11 May 2005	26,000
12 May 2005	9,000

The Company was advised of these transactions on 13 May 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

A J Trahar

S R Thompson

G A Wilkinson
Deputy Secretary
13 May 2005


SEC MAIL PROCESSING
RECEIVED
MAY 2 0 2005
WASH. DC 202 SECTION

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 52,439,693 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
09 May 2005	0
10 May 2005	25,253
11 May 2005	26,000
12 May 2005	9,000

The Company was advised of these transactions on 13 May 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

A J Trahar

S R Thompson

G A Wilkinson
Deputy Secretary
13 May 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 52,439,693 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
09 May 2005	0
10 May 2005	25,253
11 May 2005	26,000
12 May 2005	9,000

The Company was advised of these transactions on 13 May 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

A J Trahar

S R Thompson

G A Wilkinson
Deputy Secretary
13 May 2005


SEC MAIL PROCESSING
RECEIVED
MAY 2 0 2005
WASH, D.C.
SECTION